Exhibit 99.1

TAOMEE REPORTS FIRST QUARTER 2015 UNAUDITED FINANCIAL RESULTS

(Shanghai, China — May 21, 2015) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), a leading children’s entertainment and media company in China, today reported its unaudited financial results for the first quarter of 2015.

Highlights of the First Quarter of 2015

•                          Total net revenues were US$9.0 million in the first quarter of 2015, an increase of 18.6% from US$7.6 million in the fourth quarter of 2014 and a decrease of 22.9% from US$11.7 million in the first quarter of 2014. This result was slightly above the high end of management’s previous outlook from US$8.5 million to US$9.0 million.

•                          Net revenues from PC business were US$6.0 million in the first quarter of 2015, an increase of 14.0% from US$5.3 million in the fourth quarter of 2014 and a decrease of 31.6% from US$8.8 million in the first quarter of 2014.

•                          Net revenues from mobile business were US$1.5 million in the first quarter of 2015, an increase of 7.9% from US$1.4 million in the fourth quarter of 2014 and an increase of 153.8% from US$0.6 million in the first quarter of 2014.

•                          Net revenues from offline business were US$1.5 million in the first quarter of 2015, an increase of 60.5% from US$0.9 million in the fourth quarter of 2014 and a decrease of 36.1% from US$2.3 million in the first quarter of 2014.

•                          Gross profit was US$6.2 million in the first quarter of 2015, an increase of 10.2% from US$5.6 million in the fourth quarter of 2014 and a decrease of 27.5% from US$8.5 million in the first quarter of 2014.

•                          Loss from operations was US$1.8 million in the first quarter of 2015, compared with a loss of US$0.7 million in the fourth quarter of 2014 and a profit of US$0.5 million in the first quarter of 2014.

•                          Non-GAAP net loss attributable to holders of ordinary shares was US$1.2 million in the first quarter of 2015, as compared with a net income of US$0.6 million in the fourth quarter of 2014 and a net income of US$1.2 million in the first quarter of 2014.

•                          Non-GAAP basic and diluted loss per ADS1 were both US$0.034  in the first quarter of 2015, as compared with US$0.020 and US$0.018 earnings per ADS, respectively, in the fourth quarter of 2014 and US$0.032 for both basic and diluted earnings per ADS in the first quarter of 2014.

1 Each American depositary share (“ADS”) represents 20 ordinary shares.

Key Operating Metrics

•         The number of active accounts (“ACA”) for the Company’s virtual worlds under operation in mainland China was approximately 39.4 million in the first quarter of 2015, an increase of 7.1% from 36.8 million in the fourth quarter of 2014 and a decrease of 12.6% from 45.1 million in the first quarter of 2014.

•         Active paying accounts (“APA”) for the Company’s virtual worlds under operation in mainland China were 0.8 million in the first quarter of 2015, flat as compared with 0.8 million in the fourth quarter of 2014, and a decrease of 42.9% from 1.4 million in the first quarter of 2014.

•         Average revenue per user (“ARPU”) for the Company’s virtual worlds under operation in mainland China was approximately RMB47 in the first quarter of 2015, an increase of 9.3% as compared with RMB43 in the fourth quarter of 2014 and an increase of 20.5% from RMB39 in the first quarter of 2014.

•          The number of downloads of the mobile applications operated by the Company was approximately 2.2 million in the first quarter of 2015, a decrease of 18.5% from 2.7 million in the fourth quarter of 2014 and an increase of 22.2% from 1.8 million in the first quarter of 2014.

“We delivered revenues slightly above the high-end of our guidance for the first quarter. Offline revenues bounced back from our fourth quarter results, while PC and Mobile revenues, which were previously grouped as online revenues, continued to grow as we had anticipated. Organizationally, we are satisfied with the way our business units are re-aligned, and we are moving forward to capture the market with our various teams incentivized. We continue to develop new and improve on existing content — both internally and externally — for delivery through our various platforms”, commented Mr. Benson Wang, co-founder and chief executive officer of Taomee.

“As we enter the seasonally slower period of second quarter, we are nevertheless encouraged by our pipeline of games, animation series and movie coming out in the second half of the year.  While it may take a few more quarters to see the success of our strategy, we remain committed to investing in the long term prospects of our multifaceted business.”

Unaudited Financial Results for the First Quarter of 2015

Net Revenues

Total net revenues were US$9.0 million in the first quarter of 2015, an increase of 18.6% from US$7.6 million in the fourth quarter of 2014 and a decrease of 22.9% from US$11.7 million in the first quarter of 2014.

Net revenues from PC business were US$6.0 million in the first quarter of 2015, an increase of 14.0% from US$5.3 million in the fourth quarter of 2014 and a decrease of 31.6% from US$8.8 million in the first quarter of 2014. The quarter-over-quarter (QoQ) increase was primarily due to the seasonality of more non-school days in the first quarter. The year-over-year (YoY) decrease was mainly due to the decrease in active paying accounts.

Net revenues from mobile business were US$1.5 million in the first quarter of 2015, an increase of 7.9% from US$1.4 million in the fourth quarter of 2014 and an increase of 153.8% from US$0.6 million in the first quarter of 2014. The QoQ increase was primarily due to the revenue contribution from overseas licensing. And the YoY increase was primarily due to our mobile game Reverse World, which was commercially launched in the third quarter of 2014.

Net revenues from offline business were US$1.5 million in the first quarter of 2015, an increase of 60.5% from US$0.9 million in the fourth quarter of 2014 and a decrease of 36.1% from US$2.3 million in the first quarter of 2014. The QoQ increase was primarily due to an increase in our toys and film licensing business. The YoY decrease was primarily due to the decrease in the Company’s toys and merchandise licensing businesses.

Cost of Revenues

Total cost of revenues was US$2.8 million in the first quarter of 2015, an increase of 42.1% from US$2.0 million in the fourth quarter of 2014 and a decrease of 10.5% from US$3.2 million in the first quarter of 2014.

PC business related cost of revenues was US$1.3 million in the first quarter of 2015, an increase of 29.5% from US$1.0 million in the fourth quarter of 2014 and a decrease of 30.1% from US$1.9 million in the first quarter of 2014. The QoQ increase was primarily due to an increase in payroll expenses and royalties related to our operation of certain third-party developed virtual worlds. While the YoY decrease was primarily due to the decrease in bandwidth cost and royalties related to our operation of certain third-party developed virtual worlds.

Mobile business related cost of revenues was US$0.2 million in the first quarter of 2015, an increase of 50.7% from US$0.1 million in the fourth quarter of 2014 and an increase of 187.6% from US$77 thousand in the first quarter of 2014. The QoQ and YoY increases were primarily due to the increase in payroll expenses.

Offline business related cost of revenues was US$1.3 million in the first quarter of 2015, an increase of 55.4% from US$0.8 million in the fourth quarter of 2014 and an increase of 6.8% from US$1.2 million in the first quarter of 2014. The QoQ increase was primarily due to an increase in cost related to our film licensing revenue. And the YoY increase was also due to an increase in cost related to our film licensing revenue, which was partially offset by a decrease in cost related to our toys business.

Gross Profit and Gross Margin

Gross profit was US$6.2 million in the first quarter of 2015, an increase of 10.2% from US$5.6 million in the fourth quarter of 2014 and a decrease of 27.5% from US$8.5 million in the first quarter of 2014.

Gross margin was 68.7% in the first quarter of 2015, as compared with 73.9% in the fourth quarter of 2014 and 73.0% in the first quarter of 2014.

Gross margin for the PC business was 78.4% in the first quarter of 2015, as compared with 81.0% in the fourth quarter of 2014 and 78.9% in the first quarter of 2014.

Gross margin for the mobile business was 85.6% in the first quarter of 2015, as compared with 89.7% in the fourth quarter of 2014 and 87.2% in the first quarter of 2014.

Gross margin for the offline business was 11.9% in the first quarter of 2015, as compared with 9.1% in the fourth quarter of 2014 and 47.3% in the first quarter of 2014.

Total Operating Expenses

Total operating expenses were US$8.0 million in the first quarter of 2015, an increase of 25.5% from US$6.3 million in the fourth quarter of 2014 and flat as compared with US$8.0 million in the first quarter of 2014.

•                  Product development expenses were US$3.6 million in the first quarter of 2015, a decrease of 6.6% from US$3.9 million in the fourth quarter of 2014 and an increase of 12.3% from US$3.2 million in the first quarter of 2014. The QoQ decrease was primarily due to the decrease in payroll expenses. The YoY increase was primarily due to an increase in payroll expenses, while partially offset by a decrease toy design fee.

•                  Sales and marketing expenses were US$2.7 million in the first quarter of 2015, an increase of 30.3% from US$2.1 million in the fourth quarter of 2014 and an increase of 31.9% from US$2.0 million in the first quarter of 2014. The QoQ and YoY increases were primary due to an increase in film promotion costs related to our Mole III film.

•                  General and administrative expenses were US$3.0 million in the first quarter of 2015, an increase of 10.8% from US$2.7 million in the fourth quarter of 2014 and a decrease of 16.9% from US$3.6 million in the first quarter of 2014. The QoQ increase was primarily due to an increase in indirect tax costs related to intercompany service charges, partially offset by a decrease in payroll expenses. The YoY decrease was primarily due to the decrease in indirect tax costs related to intercompany service charges and share-based compensation.

Income/ (Loss) from Operations

Loss from operations was US$1.8 million in the first quarter of 2015, compared with a loss of US$0.7 million in the fourth quarter of 2014 and a profit of US$0.5 million in the first quarter of 2014.

Share of Profit/(Loss) from Equity Method Investment

Share of profit/loss from equity method investment was a loss of US$0.4 million in the first quarter of 2015, as compared with a loss of US$0.2 million in the fourth quarter of 2014 and a profit of US$42 thousand in the first quarter of 2014.

Net Income/(loss) Attributable to Holders of Ordinary Shares

Net loss attributable to holders of ordinary shares was US$1.6 million in the first quarter of 2015, as compared with a net income of US$0.2 million in the fourth quarter of 2014 and a net income of US$0.5 million in the first quarter of 2014.

Basic and diluted loss per ADS were both US$0.045 in the first quarter of 2015, as compared with US$0.005 for both basic and diluted earnings per ADS in the fourth quarter of 2014 and US$0.014 for both basic and diluted earnings per ADS in the first quarter of 2014.

Non-GAAP net loss attributable to holders of ordinary shares was US$1.2 million in the first quarter of 2015, as compared with a net income of US$0.6 million in the fourth quarter of 2014 and a net income of US$1.2 million in the first quarter of 2014.

Non-GAAP basic and diluted loss per ADS were both US$0.034 in the first quarter of 2015, as compared with US$0.020 and US$0.018 earnings per ADS, respectively, in the fourth quarter of 2014 and US$0.032 for both basic and diluted earnings per ADS in the first quarter of 2014.

Cash and Cash Equivalents

As of March 31, 2015, the Company had US$72.0 million of cash and cash equivalents, as compared with US$103.2 million as of December 31, 2014.The QoQ decrease was mainly due to our payment of the USD$24.6 million special dividend and USD$4.0 million capital expenditures.

Capital Expenditures

The company had capital expenditures of US$4.0 million in the first quarter of 2015, as compared with US$1.6 million in the fourth quarter of 2014, and US$0.5 million in the first quarter of 2014. Our capital expenditures were used primarily for (i) prepayments for land use rights, (ii) prepayments for intangible assets, and (iii) purchase of computer hardware and equipment. Actual future capital expenditures may differ from the amounts indicated above.

In December 2014, the Company entered into a land use right transfer agreement with Songjiang Planning and Land Administration Bureau of Shanghai Municipality to purchase the land use right of two parcels of land for considerations of RMB11.0 million ($1.8 million) and RMB10.4 million ($1.7 million), respectively. 20% of the considerations amounting RMB2.2 million (US$0.4 million) and RMB2.1 million (US$0.3 million) were paid in December 2014. The rest of the consideration amounting RMB8.8 million ($1.4 million) and RMB8.3 million ($1.4 million) were paid in January 2015.

In December 2014, the Company was granted a two-year right from a third party to develop a web game and a mobile ARPG game based on Fairy Tail, a famous Japanese IP derived from manga series. Total license fees and minimum guarantees were $1.8 million, of which $1.0 million license fee has been paid as of March 31, 2015.

Share-based Compensation

Share-based compensation was US$0.4 million for the first quarter of 2015 as compared with US$0.5 million in the fourth quarter of 2014 and US$0.6 million in the first quart of 2014.

Recent Business Highlights

•                  On February 10, 2015, Taomee started to close-beta test a new 3D web-based fighting named Red Pupil Blade.

Outlook for the Second Quarter of 2015

Net revenues of the second quarter of 2015 are expected to be within in the range of US$8.2 million to US$8.7 million, which represents a year-over-year decrease of approximately 17.5% to 22.2%. This forecast reflects the Company’s current and preliminary view of the operating results, and is subject to future changes.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation and impairment charges from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation and impairment charges in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 8:00 a.m. ET (New York) on Thursday, May 21, 2015 (which is 8:00 p.m. in China on Thursday, May 21, 2015). A brief presentation to accompany the conference call will be available on the Company’s IR website (http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-reportsannual) before the call.

The dial-in details for the live conference call are:

Conference ID:	37866528
U.S. toll-free:	+1-866-519-4004
Hong Kong toll-free:	800-906-601
International:	+65-6723-9381
China Mainland:	400-620-8038
Passcode:	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://edge.media-server.com/m/p/88toytti. A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. ET on May 21, 2015 through 09:59 a.m. ET, May 29, 2015.  The dial-in details for the telephone replay are:

Conference ID:	37866528
International:	+61-2-8199-0299
China:	400-632-2162

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leader in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games and mobile applications, as well as through traditional media, including animated box office films, TV series, books and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in China, Hong Kong and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Angela Wang

Taomee Holdings Limited

+86-21-61280056 Ext 8651

ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	March 31	December 31
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$71,972,847	$103,173,555
Accounts receivable, net	3,357,556	2,499,084
Inventory	466,370	238,055
Prepaid Income tax	849,250	797,711
Due from related parties	2,615,264	2,592,450
Prepayments and other current assets	5,939,838	4,128,248
Deferred tax assets, current	5,850,634	5,872,817
Total current assets	91,051,759	119,301,920

Investment in equity investees	17,329,674	16,138,860
Property and equipment, net	1,801,737	1,813,660
Prepayments for land use rights and building	4,942,854	2,162,445
Acquired intangible assets	1,047,919	1,113,495
Other assets	1,578,786	1,331,363
Total assets	$117,752,729	$141,861,743

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,185,774	$786,446
Advance from customers	8,495,028	8,236,080
Due to related parties	366,845	422,019
Deferred revenue	12,616,242	11,768,665
Deferred tax liabilities, current	696,160	698,800
Accrued expenses and other current liabilities	4,274,235	4,814,555
Total current liabilities	27,634,284	26,726,565

Equity
Taomee Holdings Limited shareholders’ equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 751,820,760 and 751,088,350 shares issued; 706,823,860 and 708,350,670 outstanding as of March 31, 2015 and December 31, 2014, respectively)	15,036	15,022
Treasury stock (at cost) Additional paid-in capital	(11,900,702) 76,692,897	(11,521,316) 76,308,327
Retained earnings	21,108,150	45,860,434
Accumulated other comprehensive income	3,921,578	4,188,419
Taomee Holdings Limited shareholders’ equity	89,836,959	114,850,886
Noncontrolling interests	281,486	284,292
Total equity	$90,118,445	$115,135,178

TOTAL LIABILITIES AND EQUITY	$117,752,729	$141,861,743

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	March 31,	December 31,	March 31,
	2015	2014	2014
Revenues:
PC business, net	$6,000,333	$5,261,317	$8,770,391
Mobile business, net	1,529,565	1,417,648	602,679
Offline business, net	1,484,671	924,982	2,323,759
Total net revenues	9,014,569	7,603,947	11,696,829

Cost of revenues
PC business	(1,294,944)	(999,689)	(1,852,829)
Mobile business	(220,977)	(146,650)	(76,842)
Offline business	(1,307,427)	(841,233)	(1,223,634)
Total cost of revenues	(2,823,348)	(1,987,572)	(3,153,305)

Gross profit	6,191,221	5,616,375	8,543,524

Operating income (expenses):
Product development	(3,596,853)	(3,852,603)	(3,202,027)
Sales and marketing	(2,690,336)	(2,064,342)	(2,039,257)
General and administrative	(3,026,623)	(2,731,761)	(3,642,791)
Impairment loss on acquired intangible assets		—	(116,114)
Other operating income	1,349,479	2,303,384	984,567
Total operating expenses	(7,964,333)	(6,345,322)	(8,015,622)

Income (Loss) from operations	(1,773,112)	(728,947)	527,902

Interest income	578,017	1,040,010	592,635
Other income (expenses), net	(86,294)	(165,975)	(583,216)
Income/(Loss) before income taxes and share of profit/(loss) in equity method investments	(1,281,389)	145,088	537,321

Income tax benefit/(expense)	14,980	172,942	(92,286)

Share of profit/(loss) in equity method investments	(363,281)	(189,500)	42,098
Net income/(loss)	(1,629,690)	128,530	487,133

Less: Net income/(loss) attributable to non-controlling interest	(25,106)	(35,397)	(9,586)

Net income/(loss) attributable to holders of ordinary shares	$(1,604,584)	$163,927	$496,719
Earnings/(Loss) per ADS
-Basic	$(0.045)	$0.005	$0.014
-Diluted	$(0.045)	$0.005	$0.014
Weighted average number of shares used in calculation
- Basic	707,478,950	709,848,562	722,760,411
- Diluted	707,478,950	714,745,197	737,488,586
Weighted average number of ADS used in calculation
- Basic	35,373,947	35,492,428	36,138,021
- Diluted	35,373,947	35,737,260	36,874,429

Taomee Holdings Limited - Unaudited Consolidated Other Comprehensive Income

	In USD, For three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
Net income/(loss)	$(1,629,690)	$128,530	$487,133
Other comprehensive income/(loss), net of tax Foreign currency translation adjustments	(266,841)	273,356	(551,622)

Comprehensive income/(loss)	(1,896,531)	401,886	(64,489)
Comprehensive income/(loss) attributable to noncontrolling interest	(25,106)	(35,397)	(9,586)

Comprehensive income/(loss) attributable to Taomee Holdings Limited	$(1,871,425)	$437,283	$(54,903)

Taomee Holdings Limited - Reconciliation of Non-GAAP and GAAP Results

	In USD, except for share data For three months ended
	March 31,	December 31,	March 31,
	2015	2014	2014
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income/(loss) attributable to holders of ordinary shares	$(1,204,277)	$643,105	$1,183,394
Share-based compensation	(400,307)	(479,178)	(570,561)
Impairment loss on acquired intangible assets	—	—	(116,114)
GAAP net income/(loss) attributable to holders of ordinary shares	$(1,604,584)	$163,927	$496,719

Non-GAAP earnings/(loss) per ADS
-Basic	$(0.034)	$0.020	$0.032
-Diluted	$(0.034)	$0.018	$0.032